Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                         Date: December 22, 2005

On December 21, 2005, the New York Stock Exchange, Inc. (the "NYSE") sent the following bulletin to the NYSE members:

                                      * * *

                           Special Membership Bulletin

                [Letterhead of the New York Stock Exchange, Inc.]



DATE:    DECEMBER 21, 2005

TO:      NYSE MEMBERS AND MEMBER ORGANIZATIONS

FROM:    JOHN A. THAIN

RE:      NYSE FACILITY & EQUIPMENT AND SYSTEM PROCESSING FEES


The New York Stock Exchange has undertaken a thorough analysis of its various fees charged to Exchange Members for floor and equipment and system processing services. This analysis has taken into account the changing business models of the Exchange's Members. In most cases, the Exchange's fees have not been meaningfully revised for a period of five to 15 years.

In response to this analysis, the Exchange has filed a rule change with the U.S. Securities and Exchange Commission ("SEC") to revise its fee schedules for certain floor and equipment and system processing services, which will take effect January 1, 2006 subject to SEC approval, and form part of the Exchange's 2006 Price List. The proposed changes are defined by certain core objectives:

o Establish a fee structure that more accurately and equitably reflects Members' utilization of floor and equipment and system processing services;

o    Simplify the Exchange's fee schedules and make them easier to understand;

o Recognize the overall costs Members incur in order to trade at the Exchange; and

o    Encourage participation in the NYSE's marketplace.

Specifically, the Exchange is revising the pricing of trading floor services in four primary areas: Specialist Fees, Booth Fees, Clerk Badge Fees, and Usage-Based Fees relating to e-Broker handheld devices, telephone lines, the Exchange's Online Comparison System, and exceptional system messages. Attached is a copy of the rule filing that describes all of the revisions to the NYSE's trading floor service fees.

For questions regarding these fee revisions, please contact Bob Airo (212 656-5663) or rairo@nyse.com.


Attachments
-----------
         SEC Rule Filing

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.


NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention:
Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.


The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).


You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

TEXT OF RULE CHANGE FILED WITH SEC ON DECEMBER 21, 2005:
--------------------------------------------------------

1.   Text of the Proposed Rule Change
     --------------------------------

     (a) The New York Stock Exchange, Inc. (the "Exchange" or the "NYSE") proposes to revise certain of its Facility and Equipment Fees and System Processing Fees charged to members. The revised portions of the Exchange price list are attached hereto as Exhibit 5.

     (b) The Exchange does not believe that the proposed rule change will have any direct effect, or any significant indirect effect, on any other Exchange rule in effect at the time of this filing.

(c)  Not applicable.

2.   Procedures of the Self-Regulatory Organization
     ----------------------------------------------

     (a) Senior management of the Exchange approved this proposal on December 5, 2005 pursuant to authority delegated by the Board of Directors. No further action by the Board of Directors or the membership of the Exchange is required. Therefore, the Exchange's internal procedures with respect to the proposed rule change are complete.

     (b) The persons from the Exchange staff prepared to respond to questions and comments on the proposed rule change are:

          Gary Stein                               John Carey
          Vice President                           Assistant General Counsel
          Business Development                     Office of the General Counsel
          (212) 656-2183                           (212) 656-5640

3. Self-Regulatory Organization's Statement of the Purpose of, and the Statutory Basis for, the Proposed Rule Change
     ---------------------------------------------

     (a)  Purpose
          -------

          The Exchange has undertaken a thorough analysis of its various fees charged to Exchange members for floor and equipment and system processing services. This analysis has taken into account the changing business models of the Exchange's members. In most cases, the Exchange's fees have not been meaningfully revised for a period of five to 15 years.

          In response to this analysis, the Exchange proposes to revise its fee schedules for certain floor and equipment and system processing services. These revisions to the Exchange's fee schedules would take effect January 1, 2006, and form part of the Exchange's 2006

          Price List. Exhibit 5 hereto shows how the 2006 Price List modifies the 2005 Price List. The proposed changes are defined by certain core objectives:

          o Establish a fee structure that more accurately and equitably reflects member firms' utilization of floor and equipment and system processing services;

          o Simplify the Exchange's fee schedules and make them easier to understand;

          o Recognize the overall costs members incur in order to trade at the Exchange; and

          o    Encourage participation in the NYSE's marketplace.

          The Exchange proposes to revise the pricing of trading floor services in four primary areas: Specialist Fees, Booth Fees, Clerk Badge Fees, and Usage-Based Fees.

          SPECIALIST FEES. The Exchange will charge specialist firms a new "Trading Privilege Fee" that will replace several existing Exchange fees including the Specialist Floor Fee, the Specialist Post Fee, Specialist Odd Lot Charges, and Specialist System Charges. This Trading Privilege Fee will be assessed monthly on the Exchange's specialist firms for each security, including any investment company unit ("ICU"), traded,(1) and will be determined based on each security's consolidated average daily dollar volume.

          The Exchange anticipates that this Trading Privilege Fee will:

          o Further increase transparency and simplify Exchange fees for specialists by replacing four separate fees with one new fee;

          o Position the Exchange's floor revenues to grow with potential future growth in the NYSE's new listings business;

          o More closely align the Exchange's floor-related fees from specialists with the fundamental driver of their business activity; and

          o Help offset the costs incurred to provide technology and other infrastructure to support specialist firms operating on the floor of the Exchange.

          BOOTH FEES. Currently, the Exchange charges a monthly fee per booth(2) that is determined based on the particular size and location of each booth within the Exchange's five trading rooms. Under its revised booth pricing schedule, the Exchange will charge a flat fee per booth based solely on the trading room where each booth is located. This change will allow the Exchange to simplify its price schedule by reducing the number of booth fees from several hundred to four, and enable member firms to more easily assess their booth-related floor costs. In order to further simplify the current booth pricing schedule, and to ensure that members are only charged for services actually utilized on the trading floor, the Exchange is also eliminating the minimum Floor Privilege Fee.

          CLERK BADGE FEES. Currently, the Exchange maintains two different rates for Telephone Clerk Tickets, depending upon the ratio of telephone clerks per booth or post space. The

---------------------------

(1) Includes securities and ICUs admitted to dealings on an unlisted trading privileges (UTP) basis.

(2) Booths are workspaces located around the perimeter of the trading floor where member firms and independent brokers receive orders.

          Exchange will now charge one flat fee per eligible person. This flat fee is intended to simplify for member firms the process of calculating the incremental cost of an individual employee on the floor, and provide greater transparency to member firms with respect to the subsidized services their employees utilize at the Exchange, such as security and subsidized cafeteria and medical services. In addition, the name of this fee is being changed from Telephone Clerk Ticket to Clerk Badge Fee to further enhance the transparency of the Exchange's price structure.

          USAGE-BASED FEES. The Exchange is changing its fees for several usage-based services provided by the Exchange including eBroker handheld devices, telephone lines, the Online Comparison System, and Exceptional System Messages.

          o EBROKER HANDHELD DEVICES. The Exchange currently provides its proprietary eBroker handheld device to brokers on the floor of the Exchange free of charge. The Exchange is introducing an annual charge of $5,000 per eBroker device in order to:

               o Allow the Exchange to recoup a portion of the costs incurred to develop and maintain the proprietary eBroker system;

               o Encourage competition and technological development by outside vendors in the provision of products such as handheld devices for use on the trading floor; and

               o Recognize that eBroker is not used by all brokers, thus creating an incentive for those brokers who do use it to do so efficiently.

          o TELEPHONE LINES. The Exchange currently charges brokers for telephone lines that originate on the floor of the Exchange and terminate at a customer site, and the Exchange does not currently charge for telephone lines that terminate at a broker's own back-office or trading room. The Exchange will now charge brokers a fee for each telephone line,regardless of where the line terminates. The Exchange believes this change in the telephone line charge will:

               o Establish a more equitable usage-based pricing structure by imposing a standard rate per telephone line, regardless of where the line terminates; and

               o Create an incentive for member firms to more efficiently use the Exchange's telephone capacity and systems.

          o ONLINE COMPARISON SYSTEM. The Exchange has not revised any fees related to its Online Comparison System ("OCS") since the system was first introduced in 1989. The Exchange is revising the prices for OCS access and per-submission fees in order to:

               o Recover incremental fees to help offset OCS development and maintenance costs, which have continued to increase as a result of ongoing system improvements; and

               o Establish a more simplified and equitable usage-based fee schedule by: (i) establishing a flat remote access fee regardless of how a member firm chooses to access the OCS system; and (ii) establishing a flat per-submission fee rather than differentiating pricing based on the size of each particular transaction, which has no bearing on the actual cost to process a submission.

          o EXCEPTIONAL SYSTEM MESSAGE FEE. A new fee of $0.01 per "Exceptional System Message" will be applied. An Exceptional System Message is defined as any system(3) message, as measured by mnemonic(4) on a daily basis, that exceeds the following criteria: (i) the ratio of a mnemonic's share of the total system messages to the mnemonic's share of total executed system volume exceeds 10:1 and (ii) the mnemonic's cancelled system orders as a percentage of its total system orders exceeds 90.0%. If a mnemonic exceeds these two thresholds for a particular trading day, the Exceptional System Message fee will only be applied towards those cancelled system messages in excess of 90.0% of that mnemonic's total system orders for the day. Any fees incurred as a result of this Exceptional System Message fee will not be applied towards either the monthly dollar cap on transaction fees (which is currently set at $600,000) or the commission-based 2% cap on transaction fees. It is intended that this fee will help to compensate the Exchange for the cost of the incremental system capacity that must be readily available to accommodate trading strategies that result in significant volumes of system messages and cancellations.

          (b)  Statutory Basis
               ---------------

          The basis under the Securities Exchange Act of 1934 (the "Act")(5) for this proposed rule change is the requirement under Section 6(b)(4)(6) that an exchange have rules that provide for the equitable allocation of reasonable dues, fees and other charges among its members and other persons using its facilities.

4.   Self-Regulatory Organization's Statement on Burden on Competition
     -----------------------------------------------------------------

     The Exchange does not believe that the proposed rule change will impose any burden on competition that is not necessary or appropriate in furtherance of the purpose of the Act.

5. Self-Regulatory Organization's Statement on Comments on the Proposed Rule Change Received from Members, Participants or Others
     ----------------------------------------------------

     The Exchange has neither solicited nor received written comments on the proposed rule change.

6.   Extension of Time Period for Commission Action
     ----------------------------------------------

     The Exchange does not consent at this time to an extension of any time period for Commission action.


---------------------------
(3) The relevant system is SuperDOT(R), the Exchange's Designated Order Turnaround System.

(4) Mnemonics, which are alphabetical identifiers issued by the NYSE to its member firms and their customers, are required for order entry and identification purposes.

(5)  15 U.S.C. 78a.

(6)  15 U.S.C. 78f(b)(4).

7. Basis for Summary Effectiveness Pursuant to Section 19(b)(3) or for Accelerated Effectiveness Pursuant to Section 19(b)(2)
     ------------------------------------------------------

     The foregoing rule change has become effective pursuant to Section 19(b)(3)(A)(7) of the Act and Rule 19b-4(f)(2)(8) thereunder. At any time within 60 days of the filing of such proposed rule change, the Commission may summarily abrogate such rule change if it appears to the Commission that such action is necessary or appropriate in the public interest, for the protection of investors, or otherwise in furtherance of the purposes of the Act.

8. Proposed Rule Change Based on Rules of Another Self-Regulatory Organization or of the Commission
     --------------------

     This proposed rule change is not based on the rules of another self-regulatory organization or of the Commission.


9.   Exhibits
     --------

     Exhibit 1 - Form of Notice of Proposed Rule Change for Federal Register.

     Exhibit 5 - Revised Exchange Price List.


---------------------------
(7)  5 U.S.C. 78s(b)(3)(A).

(8)  17 CFR 240.19b-4(f)(2).

EXHIBIT 5
                               EXCHANGE PRICE LIST
Deleted text [bracketed];
New text underlined.
         ----------
                                     * * * *
TRANSACTION FEES

Regular Session Trading

                                     * * * *
Fee Limitations(9)

Equity Commissions...............................................           2.0%
Monthly Fee Per Firm.............................................    $600,000.00

                                     * * * *

FACILITY AND EQUIPMENT FEES

Schedule of Annual Charges, unless otherwise noted
Facility Fees

[Floor privilege fee: Minimum charge............................       $4,065.00
  Applies only if total of other floor fees is less than minimum.

Specialist floor fee - per specialist...........................       5,575.00]

Annual Booth fees (Dependent upon room location [& size])
------                            ----

         [Stock booths.......................................... 1,515-9,995.00]
         [Private line charge]..................................      [1,080.00]

         [Post trade - per space] ...............................     [2,760.00]

         [QT Room - per space] ..................................     [1,380.00]

[Post fees]
         [Post spaces............................................       6,050.00

         Post 30-per space.......................................      2,860.00]

         30 Broad................................................      $9,000.00
         --------                                                      ---------

         Blue Room and Extended Blue Room........................       7,800.00
         --------------------------------                               --------

         Main Room and Garage....................................       6,000.00
         --------------------                                           --------

         QT Room (Post Trade Processing Center)..................       2,400.00
                                                                        --------
---------------------------
(9)      Excludes any fees incurred as a result of the Exceptional System
         ----------------------------------------------------------------
         Message Fee (see "System Processing Fees").
         -------------------------------------------
                                                                               8

Specialist Trading Privilege Fee
--------------------------------

FEE PER SPECIALIST UNIT PER SYMBOL TRADED, TO BE DETERMINED MONTHLY BASED ON
--------------------------------------------------------------------------------
EACH SYMBOL'S CONSOLIDATED AVERAGE DAILY DOLLAR VOLUME.
-------------------------------------------------------

Consolidated Average Daily Dollar Volume of Symbol Traded:        Annual Fee per
----------------------------------------------------------        --------------
                                                                   Symbol Traded
                                                                   -------------

Over $100,000,000..........................................           $50,000.00
-----------------                                                     ----------
$50,000,001 -
-----------
$100,000,000...............................................            25,000.00
--------------                                                         ---------
$30,000,001 -
-----------
$50,000,000................................................            17,500.00
-------------                                                          ---------
$15,000,001 -
-----------
$30,000,000................................................             8,500.00
-------------                                                           --------
$7,500,001
----------
$15,000,000................................................             6,500.00
-------------                                                           --------
$2,500,001
----------
$7,500,000.................................................             4,500.00
------------                                                            --------
$500,001
--------
$2,500,000.................................................             1,000.00
------------                                                            --------
$500,000 and
------------
below......................................................               100.00
-----                                                                     ------

[Telephone] Clerk [Tickets] Badge Fee
-------------------------------------

[Regular]Annual Fee per Clerk..............................    $[600.00]1,000.00
         --------------------                                           --------


[Special...................................................            1,125.00]

                                     * * * *
Booth Telephone System
----------------------

Annual Telephone Line Charge...............................    $400.00 per phone
----------------------------                                   -----------------
                                                                          number
                                                                          ------

Single line phone, jack, and data jack.....................               129.00
                 ---------------------

Service Charges(10)
-------------------

Install single jack (voice or data)........................              $161.25
                    ---------------

Relocate jack..............................................               107.50

Remove jack................................................                53.75

Install voice or data line.................................               107.50
        ---------

---------------------------
(10) The Exchange will make all efforts to perform services during hours covered by the maintenance contract; however, tasks performed during overtime hours will be billed at a rate of 25% above the normal service charge.

Disconnect data line.......................................                53.75

Change phone line subscriber...............................                53.75

Miscellaneous telephone charges(11)                               [See note (2)]

Broker Subscriber Service[(12)]
-------------------------------

[Wired Network (ITPN) Connection (per terminal)............             7,200.00

Broker Booth Support System - BBSS
(per application entitlement)..............................         7,800.00(13)
BBSS Printer
(per printer)..............................................             3,000.00
BBSS Booth Overview Supervisory Application................             3,600.00
BBSS Post Trade Activity Log
(per Log format/per Subscription) .........................             3,000.00
OCS Direct Connect Submission
(connection fee)...........................................             9,600.00
Wireless Network Connection - WDS
(per antenna)..............................................            6,000.00]
e-Broker Hand Held Device
(annual charge per handheld device)........................          [3]5,000.00
 -------------                                                          -
[Maintenance & Support.....................................                 15%]


[Specialist Subscriber Service(3)]
----------------------------------

[Specialist Post Technology Services
(per DisplayBook address)..................................           98,000.00]

[SuperDOT PC Services]
----------------------

                                                [Initial Fee              Annual
                                                ------------              ------
                                                                    Maintenance]
                                                                    ------------
[PC - Dot.................................         $1,500.00             $750.00

PC - Fallback.............................         30,000.00           5,500.00]


[Consultation maintenance - per hour......                               215.00]


                                     * * * *




---------------------------
(11)     To be billed at [$86]$106 per hour in 15 minute increments.
                              ----
[(12)    Three year phase-in period. This fee is currently suspended.]

[(13)    25% discount applied after 26th instance and each instance thereafter.]

SYSTEM PROCESSING FEES
----------------------

[Overnight] Online Comparison System (OCS)
------------------------------------------

Transaction Fees:
-----------------

Next Day Submission (Adds or Adjustments) and Questioned Trade Charge -
---------------------------------------------
per submission or questioned trade.........................          $[0.40]0.50
    -------------                                                           ----
Step Out Charge (Adds or Adjustments) - per transaction....           [0.20]0.25
                ---------------------                                       ----
Transactions submitted to the Exchange for trade date comparison (Adds) -
--------------------------------------------------------------------------
per submission.............................................                 0.15
--------------                                                              ----

[Hardware
---------
                                        Equipment     Installation        Annual
                                        ---------     ------------        ------
                                                                     Maintenance
                                                                     -----------
Remote
         Dedicated
         Line...................        Optional(14)  $500.00        $2,150.00
         Dial-
         up.....................         Optional(1)    500.00         2,150.00

QT Center.......................                N/A     500.00           537.50

Post Trade Room.................                N/A        N/A              N/A


Consultation maintenance - per hour..............................       $215.00]


Access Fees:
------------
                                                                Annual Fee[(15)]
                                                                ----------------
[Remote]Computer-to-Computer, SFTI, TCP/IP, Legacy Leased            $[2,950.00]
        -------------------------------------------------
Line, or Dial-up (shared and sole use).....................            10,000.00
--------------------------------------                                 ---------

Service Bureau (per port, shared and sole use).............            10,000.00
----------------------------------------------                         ---------

[QT Center]Dedicated Terminal(16)..........................           [4,300.00]
           ----------------------                                       5,500.00
                                                                        --------
[Post Trade
Room.......................................................            1,800.00]

[Computer-to-
Computer...................................................           10,000.00]


---------------------------
[(14)    Firms may use their own equipment or the NYSE will order it for them.]

[(15) All firms accessing OCS via a Service Bureau or by sharing another firm's remote terminal will be charged a $2,950 annual access fee. All firms sharing another firm's QT device will be charged a $1,800 annual access fee.]

(16)     Does not include fees for booth space (see "Facility and Equipment
         ------------------------------------------------------------------
         Fees").
         -------

[Service Bureau (per port)] Shared Terminal................           [3,500.00]
                            ---------------                             2,750.00
                                                                        --------

[Transactions submitted to the Exchange for trade date comparison - per side
         1 - 999 shares per
         side....................................................      No Charge
         1,000 - 2,999 shares per
         side....................................................          $0.06
         3,000 + shares per
         side....................................................          0.18]


[Specialist Odd-Lot Charge - per share]
---------------------------------------

[Odd Lots..................................................             $0.00135
Partial Round-
Lots.......................................................             0.00135]


[Specialist System Charge]
--------------------------

[Annual aggregate fee of $7,000,000 to be allocated evenly over 12 months with each specialist unit contributing monthly according to its percentage of eligible system orders.(17)]

                                     * * * *

Exceptional System Message Fee
------------------------------

Fee per exceptional system message based on the following criteria.    $0.01 per
-------------------------------------------------------------------    ---------
Fee calculated daily by mnemonic, and applied only towards cancelled exceptional
-------------------------------------------------------------------- -----------
system orders in excess of 90.0% of the mnemonic's total system           system
---------------------------------------------------------------           ------
orders.............................................................. message(18)
                                                                     -----------
         Ratio of mnemonic's share of total NYSE daily system            Greater
         ----------------------------------------------------            -------
         messages to mnemonic's share of total NYSE daily executed     than 10:1
         ---------------------------------------------------------     ---------
         system volume; and.........................................
         ------------------------------------------------------------  ---------

         Mnemonic's cancelled system orders as a percentage of           Greater
         -----------------------------------------------------           -------
         mnemonic's total system  orders............................. than 90.0%
         ------------------------------------------------------------  ---------

Off-Hours Trading
-----------------
[Processing Fee..................................................  Per share fee on agency and
                                                                       principal
                                                                          volume
Crossing Session I...............................................  No Charge(19)

Crossing Session II..............................................  No Charge(1)]

---------------------------
[(17) Individual or agency market orders from 100-2099 shares placed through CMS.]

(18) Any fees incurred as a result of the Exceptional System Message Fee
     -------------------------------------------------------------------
     will not be applied towards the maximum monthly transaction fee per
     -------------------------------------------------------------------
     firm.  The relevant system is SuperDOT(C), the New York Stock
     -------------------------------------------------------------
     Exchange's Dedicated Order Turnaround System.
     ---------------------------------------------

[(19) No charge currently applied to off-hours trading.]

No charge during Crossing Session I, II, III, and IV for per share processing on
--------------------------------------------------------------------------------
agency and principal volume(20)
-------------------------------

Automated Bond System(21)
-------------------------
Annual Subscription........................................           $15,000.00

Additional display entitlement - per display...............             5,000.00
Computer to Computer Service
         Report Fee........................................             5,000.00
         Usage fee - per order entered(22)
           1 - 25,000......................................                 0.30

           25,001 - 50,000.................................                 0.20

           50,001 - 100,000................................                 0.10

           100,000 +.......................................                 0.05

Annual Fee Cap on computer - computer interface............            20,000.00


                                     * * * *







---------------------------
(20) No Charge currently applied to off-hours trading.
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(21) Automated Bond System and ABS are registered service marks of the New York
     Stock Exchange.

(22) Fee ranges are cumulative on a yearly basis and do not include orders entered through ABS terminals.



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